UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 26, 2024

DATE, TIME AND PLACE: 04.26.2024, at 3 p.m., at the registered office of Banco Santander (Brasil) S.A. ("Santander Brasil" or "Company"), located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 95.08 % of the Company's voting capital, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting ballots, as per the summarized voting map disclosed by the Company.

LEGAL PRESENCE: (i) the Company’s Officer Mr. Reginaldo Antonio Ribeiro; (ii) Mr. Camilla Cruz Oliveira de Souza, Accountant of the Company; and (iii) Mr. Paulo Pecht, representative of PricewaterhouseCoopers Auditores Independentes, the Company's independent auditor.

BOARD: President: Daniel Pareto; and Secretary: Carolina Trindade.

CALL NOTICE AND LEGAL PUBLICATIONS: (1) Call notice published in the newspaper "Valor Econômico" in editions of March 21, 22 and 23, 2024; and (2) Financial Statements of the Company related to the fiscal year ended on December 31, 2023, jointly with the Management Report, the balance sheet, other documents part of the financial statements, external auditors’ opinion and Audit Committee Report, published in the newspaper “Valor Econômico”, in an edition of February 1, 2024.

AGENDA: 1) At the Ordinary General Meeting: (i) To TAKE voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2023, jointly with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report; (ii) To DECIDE on the destination of the net profit of the fiscal year of 2023 and the distribution of dividends; and (iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee. 2) At the Extraordinary General Meeting: (i) To ELECT a new member to compose the Company’s Board of Directors; (ii) To CONFIRM the composition of the Company’s Board of Directors; (iii) To INCREASE the Company’s share capital, in the amount of R$ 10,000,000,000.00 (ten billion Reais), without the issuance of new shares, through the capitalization of part of the balance of the Company’s statutory profit reserve; (iv) To AMEND the caput of article 5 of the Company’s Bylaws to reflect the increase in its capital stock, if approved; (v) To CONSOLIDATE the Company’s Bylaws; and (vi) To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of documents related to the agenda is waived, since they are fully known to the shareholders and were made available on the CVM website (www.cvm.gov.br) on March 20, 2024; (2) The declarations of votes, protests and dissents that may be presented shall be numbered, received and authenticated by the Board, shall be filed at the Company's headquarters, pursuant to Article 130, paragraph 1, of Law No. 6,404/76, and shall be sent to the CVM by means of an electronic system available on the CVM's website on the World Wide Web, pursuant to Article 22, item IX, of CVM Resolution No. 80/2022; and (3) The drafting of these minutes in the form of a summary and its publication with the omission of the signatures of all shareholders is authorized, pursuant to paragraphs 1 and 2 of Article 130 of Law 6,404/76.

REMOTE VOTING: The shareholders present decided to waive the reading of the Consolidated Voting Map disclosed to the market on April 25, 2024, as provided for in paragraph 4 of Article 48 of CVM Resolution No. 81/2022, which was made available for consideration by shareholders. Regarding the provisions of Item II of Paragraph 5 of the aforementioned Article 48, it is noted that there was no interest on the part of the participating shareholders in changing the vote cast at a distance.

RESOLUTIONS: After the discussions related to the matters included in the Agenda, the Company's shareholders decided, with the abstention of those legally impeded:

At the Annual General Meeting:

(i)         TO APPROVE, by majority, with 3,637,169,098 votes in favor, 25,733 from votes against, and 27,317,997 abstentions, the management accounts, and the Company’s Financial Statements related to the fiscal year ended December 31, 2023, together with the Management Report, the balance sheet, other parts of the Financial Statements, independent auditors' opinion, Audit Committee Report, in the exact terms of the Board of Executive Officers proposal, as per the meeting held on January 30, 2024, and included the recommendation of the Audit Committee and the favorable opinion of the Board of Directors, as per the meeting held on January 30, 2024.

(II) TO APPROVE, by majority, with 3,664,462,740 votes in favor, 8,151 from votes against, and 41,937 abstentions; the allocation of net income for the fiscal year ended December 31, 2023, in the amount of R$ 8,864,227,550.25 (eight billion, eight hundred and sixty-four million, two hundred and twenty-seven thousand, five hundred and fifty reais and twenty-five cents), to be intended as follows: a) 5%, corresponding to R$ 443,211,377.51 (four hundred and forty-three million two hundred and eleven thousand, three hundred and seventy-seven reais and fifty-one cents), to the Legal Reserve account; b) $6,200,000,000.00 (six billion two hundred million reais), for the payment of Dividends and Interest on Equity, as follows: b.1) Dividends: R$ 380,000,000.00 (three hundred and eighty million reais), as resolved at the Board of Directors Meeting held on October 10, 2023; and b.2) Interest on Equity: R$ 5,820,000,000.00 (five billion, eight hundred and twenty million reais), imputed to minimum dividends, as resolved at Meetings of the Board of Directors held on January 19, 2023, April 13, 2023, July 13, 2023, October 10, 2023, respectively; and c) The balance of R$ 2,221,016,172.74 (two billion, two hundred and twenty-one million, sixteen thousand, one hundred and seventy-two reais and seventy-four cents) to the Dividend Equalization Reserve account, pursuant to Article 36, item III, a, of the Company's Bylaws.

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(iii)       TO FIX, by majority, with 3,663,094,671 votes in favor, 1,374,679 from votes against, and 43,478 abstentions; the annual global compensation of the managers in the amount of up to R$ 500,000,000.00 (five hundred million reais), for the fiscal year 2024 and the compensation of the Audit Committee in the amount of up to R$ 4.000.000.00 (four million reais), for the period of 12 (twelve) months from January 1, 2024, according to the management's proposal released on March 20, 2024. The Board of Directors shall decide on the individual remuneration of the members of the Board of Directors.

At the Extraordinary General Meeting:

(i)         TO ELECT, by majority, with 3,661,487,349 votes in favor, 3,000,559 from votes against, and 24,920 abstentions, as a member of the Company's Board of Directors, for a supplementary term of office that will be in force until the investiture of those elected at the Company's 2025 Annual General Meeting, Mrs. Vanessa de Souza Lobato Barbosa, Brazilian, married, business administrator, holder of Identity Card RG No. MG-4.375.275 SSP/MG, registered with the CPF/MF under No. 758.525.866-68, resident and domiciled in the capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

It is recorded in the minutes that, according to the statements presented and filed with the Company, the Board member hereby elected, (i) is not involved in any crime that prevents her from carrying out commercial activities, especially those mentioned in paragraphs 1 and 2 of Article 147 of Law 6,404/76; (ii) meets the requirements set forth in Resolution No. 4,970, of November 25, 2021, of the National Monetary Council; and (iii) will only take office in the position for which she has been elected after the authorization of its election by the Central Bank of Brazil and upon signing the representation provided for in Article 2 of Annex K of CVM Resolution 80, of 29 March 2022.

(ii)        TO CONFIRM, by majority, with 3,664,107,143 votes in favor, 38,183 from votes against, and 367,502 abstentions, the composition of the Company's Board of Directors with a term of office in effect until the investiture of those elected by the 2025 Annual General Meeting, which by virtue of the election approved herein will be composed of the directors listed below, once the election of Ms. Vanessa de Souza Lobato Barbosa is authorized by the Central Bank of Brazil and takes office:

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Name	Position
Deborah Stern Vieitas	President (independent)
Jose Antonio Alvarez Alvarez	Vice president
Deborah Patricia Wright	Advisor (independent)
Ede Ilson Viani	Counselor
José de Paiva Ferreira	Board Member (independent)
José Garcia Cantera	Counselor
Marília Artimonte Rocca	Advisor (independent)
Mario Roberto Opice Leão	Counselor
Cristiana Almeida Pipponzi	Advisor (independent)
Pedro Augusto de Melo	Board Member (independent)
Vanessa de Souza Lobato Barbosa	Counselor

(iii)       TO APPROVE, by majority, with 3,664,439,831 votes in favor, 41,260 from votes against, and 31,737 abstentions, the increase in the Company's capital stock in the total amount of R$ 10,000,000,000.00 (ten billion reais), from the current R$ 55,000,000,000,000.00 (fifty-five billion reais) to R$ 65,000,000,000.00 (sixty-five billion reais), without the issuance of new shares, through the capitalization of part of the balance of the Company's Dividend Equalization Reserve.

(iv)       TO APPROVE, by majority, with 3,664,430,613 votes in favor, 41,726 from votes against, and 40,489 abstentions, the amendment of the caput of article 5 of the Company's Bylaws, to reflect the capital increase approved in the item above, which will come into force with the following new wording:

"Art. 5. The capital stock is R$ 65,000,000,000.00 (sixty-five billion reais), divided into 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one) common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand and twenty) registered preferred shares with no par value."

(v)        TO APPROVE, by majority, with 3,664,448,244 votes in favor, 43,702 from votes against, and 20,882 abstentions, the consolidation of the Company's Bylaws, in order to incorporate the amendment to the caput of article 5 of the Company's Bylaws resulting from the capital increase, a copy of which was authenticated by the Board and is included in these minutes as Annex I.

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(vi)       TO APPROVE, by majority, with 3,577,437,549 votes in favor, 87,023,475 from votes against, and 51,804 abstentions, the adjustment in the wording of clause 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016, in order to adjust the average term of the daily quotation for calculating the conversion for the purpose of payment of the bonus, from 15 (fifteen) to 50 (fifty) last trading sessions.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto, President and Carolina Trindade, Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; LGIASUPER TRUSTEE; NORGES BANK; JEFFREY LLC; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO; MISSOURI EDUCATION PENSION TRUST; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; CONSTRUCTION BUILDING UNIONS SUPER FUND; MINISTRY OF ECONOMY AND FINANCE; COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; AQR INNOVATION FUND, L.P.; NATIONAL PENSION INSURANCE FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; MSCI EQUITY INDEX FUND B – BRAZIL; MSCI ACWI EX-U.S. IMI INDEX FUND B2; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC; MACQUARIE TRUE INDEX EMERGING MARKETS FUND; TRINITY COLLEGE CAMBRIDGE; INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL; INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL; FACTORY MUTUAL INSURANCE COMPANY; STICHTING DEPOSITARY APG EME MULTI CLIENT POO; ALASKA COMMON TRUST FUND; ANDRA AP-FONDEN; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER; AVIVA LIFE PENSIONS UK LIMITED; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND; H.E.S.T. AUSTRALIA LIMITED; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; NEW YORK STATE COMMON RETIREMENT FUND; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING

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MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME); LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; CLINTON NUCLEAR POWER PLANT QUALIFIED FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; ASCENSION ALPHA FUND, LLC; KBI DST EMERGING MARKET ESG FUND; MOBIUS LIFE LIMITED; LEGAL & GENERAL ICAV; BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY; THE BOARD OF THE PENSION PROTECTION FUND; ASSET MANAGEMENT EXCHANGE UCITS CCF; LEGAL GENERAL CCF; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; STICHTING PENSIOENFONDS PGB; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; VERDIPAPIRFONDET KLP AKSJEFREMVOKSENDE MARKEDER ME; INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; NN (L); VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INVESTMENT SERIES PLC; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E; CCL Q EMERGING MARKETS EQUITY FUND LP; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST; AMERICAN HEART ASSOCIATION, INC.; GUIDEMARK EMERGING MARKETS FUND; PHILADELPHIA GAS WORKS PENSION PLAN; JSS INVESTMENTFONDS-JSS SUSTAINABLE EQUITY -S.E.MARKETS; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; TEACHER RETIREMENT SYSTEM OF TEXAS; COLLEGE RETIREMENT EQUITIES FUND; ISHARES MSCI BRIC ETF; ISHARES MSCI BRAZIL ETF; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; WELLINGTON TRUST COMPANY N.A.; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; ISHARES III PUBLIC LIMITED COMPANY; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES V PUBLIC LIMITED COMPANY; ISHARES EMERGING MARKETS DIVIDEND ETF; ISHARES CORE MSCI EMERGING MARKETS ETF; BLACKROCK GLOBAL INDEX FUNDS; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; THE MONETARY AUTHORITY OF SINGAPORE; BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F; FUNDAMENTAL LOW V I E M EQUITY; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P; ISHARES ESG MSCI EM ETF; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; SCOTIA PRIVATE EMERGING MARKETS POOL; PEOPLE S BANK OF CHINA; VANGUARD EMERGING MARKETS SELECT STOCK

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FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; CENTRAL PROVIDENT FUND BOARD; BMO MSCI EMERGING MARKETS INDEX ETF; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA; WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL; STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE; WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND; WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD; MERCER QIF FUND PLC; SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI; TRANSAMERICA EMERGING MARKETS OPPORTUNITIES; ISHARES ESG MSCI EM LEADERS ETF; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND; NEW AIRWAYS PENSION SCHEME; ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF; ISHARES ESG AWARE MSCI EMERGING MARKETS INDEX ETF; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; AWARE SUPER PTY LTD; TEXAS MUNICIPAL RETIREMENT SYSTEM; BEWAARSTICHTING NNIP I; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; BLACKROCK LIFE LIMITED; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; NN PARAPLUFONDS 1 N.V; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND; LEGAL GENERAL U. ETF P. LIMITED COMPANY; STICHTING PENSIOENFONDS HOOGOVENS; MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND; GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF; KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND; KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND; STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN; CIBC EMERGING MARKETS INDEX FUND; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; POOL REINSURANCE COMPANY LIMITED; IMCO EMERGING MARKETS PUBLIC EQUITY LP; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; TEXAS PERMANENT SCHOOL FUND CORPORATION; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; VOYA VACS INDEX SERIES EM PORTFOLIO; EMERGING MARKETS EQUITY SELECT ETF; FIRST TRUST BRAZIL ALPHADEX FUND; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; DIMENSIONAL EMERGING MKTS VALUE FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; CMLA INTERNATIONAL SHARE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; COMMONWEALTH GLOBAL SHARE FUND 23; COMMONWEALTH EMERGING MARKETS FUND 6; JOHN

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HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST; AEGON CUSTODY BV; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; BETASHARES GLOBAL BANKS ETF - CURRENCY HEDGED; COMMONWEALTH GLOBAL SHARE FUND 16; PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD; COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR; CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING; WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; MERCER UCITS COMMON CONTRACTUAL FUND; EMERGING MARKETS COMPLETION FUND, L.P.; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; COMMONWEALTH GLOBAL SHARE FUND 22; STICHTING PENSIOENFONDS ING; FUTURE FUND BOARD OF GUARDIANS; AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; FRANKLIN LIBERTYSHARES ICAV; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME; ILLINOIS MUNICIPAL RETIREMENT FUND; UTAH STATE RETIREMENT SYSTEMS; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; COMMONWEALTH OF MASSACHUSETTS EMPLOYEES DEFERRED COMP PLAN; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP; RUTGERS, THE STATE UNIVERSITY; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; LACM EMERGING MARKETS FUND L.P.; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; LACM EMII, L.P.; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; CAMBRIA GLOBAL VALUE ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; IBM 401 (K) PLUS PLAN; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; MANAGED PENSION FUNDS LIMITED; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; SPDR SP EMERGING MARKETS ETF; CANADA PENSION PLAN INVESTMENT BOARD; SCHWAB EMERGING MARKETS EQUITY ETF; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA SPDR ETFS EUROPE I PLC; WASHINGTON STATE INVESTMENT BOARD; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; STATE STREET IRELAND UNIT TRUST; CITY OF NEW YORK GROUP TRUST; SPDR SP EMERGING MARKETS FUND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; RUSSELL INVESTMENT COMPANY

8

PUBLIC LIMITED COMPANY; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; VICTORIAN FUNDS MAN C A T F V E M T; ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; STATE STREET ICAV; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; INTERNATIONAL MONETARY FUND; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; ALBERTA INVESTMENT MANAGEMENT CORPORATION; CPPIB MAP CAYMAN SPC ARROWSTREET EMK ALPHA EXTENSION FUND L.P.; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET EMERGING MARKET TRUST FUND; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET ACWI REDUCED CARBON ALPHA EXTENSION TR; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; ARROWSTREET GLOBAL MINIMUM VOLATILITY ESG ALPHA EX; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; CARDANO GLOBAL SUSTAINABLE EQUITY FUND; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; QSUPER; FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL; ARROWSTREET (DELAWARE) L/S FUND L.P.; ARROWSTREET CLARENDON TRUST FUND; NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR; ARROWSTREET CAPITAL COPLEY FUND LIMITED; INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING; AVIVA INVESTORS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; ARIZONA PSPRS TRUST; STATE OF IND PUBLIC EMPL RET FUND; ARROWSTREET COLLECTIVE INVESTMENT TRUST; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; BW DMO FUND, LTD.; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN

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TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; GENERAL ORGANISATION FOR SOCIAL INSURANCE; TEACHERS RETIREMENT SYSTEM OF OKLAHOMA; CHEVRON UK PENSION PLAN; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN; MBB PUBLIC MARKETS I LLC; NORTHERN TRUST UCITS FGR FUND; STRIVE EMERGING MARKETS EX-CHINA ETF; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; EURIZON CAPITAL S.A.; XTRACKERS; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; XTRACKERS (IE) PUBLIC LIMITED COMPANY; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; ARERO - DER WELTFONDS -NACHHALTIG; NATIONAL EMPLOYMENT SAVINGS TRUST; WISDOMTREE EMERGING MARKETS EX-CHINA FUND; DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF; ARROWSTREET US GROUP TRUST; BRIDGEWATER PURE ALPHA STERLING FUND, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.; COLUMBIA EM CORE EX-CHINA ETF; BRIDGEWATER PURE ALPHA EURO FUND, LTD.; EWP PA FUND, LTD.; STICHTING PGGM DEPOSITARY; DFC EMERGING MARKETS EQUITY FUND; WM POOL - EQUITIES TRUST NO 74; STICHITING BLUE SKY ACT EQ EM MK GL FUND; HUMILITY LTD; PUBLIC SECTOR PENSION INVESTMENT BOARD; DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; PUBLIC EMPLOYEES' LONG-TERM CARE FUND; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN; INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA; ISHARES PUBLIC LIMITED COMPANY; IVESCO FTSE RAFI EMERGING MARKETS ETF; INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF; THE PUBLIC INSTITUITION FOR SOCIAL SECURITY; COMMONWEALTH SUPERANNUATION CORPORATION; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM ;ISHARES MSCI EMERGING MARKETS ETF; ISHARES II PUBLIC LIMITED COMPANY; ISHARES IV PUBLIC LIMITED COMPANY; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; EDELBERTO DA SILVA BOEIRA – by remote voting; STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN; AGIPI ACTIONS EMERGENTS AMUNDI; M&G FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND; AMF AKTIEFOND TILLVAXTMARKNADER; STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS; AMUNDI ESG GLOBAL LOW CARBON FUND; AMUNDI INDEX SOLUTIONS; MOST DIVERSIFIED PORTFOLIO SICAV; STICHTING PENSIOENFONDS GASUNIE, represented by Christiano Marques de Godoy, attorney-in-fact; THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Carolina Trindade

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer